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17 April 2013

ASX ANNOUNCEMENT

Indian Subsidiary Enters Loan Agreement

Mission NewEnergy Limited (ASX:MBT) today announced that it’s subsidiary, Mission Biofuels India Pty Ltd, has entered into a loan agreement with Non Conventional Energy Projects India Pvt. Ltd (“NCEPI”).

Under the terms of the loan NCEPI has agreed to loan up to INR1.5 crores (approximately A$260k) for six months, at 18% pa interest rate (capitalized), fully secured over the equity of MBIPL with NCEPI to also take over general management of MBIPL during the term of the loan. Proceeds of the loan will be drawn down to meet general corporate obligations and re-commence wind mill operations.

Mission and NCEPI will explore other business opportunities and act in co-operation to look for opportunities to expand the current business.

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For more information and a copy of this announcement, please visit: www.missionnewenergy.com or contact:

Company Contact:

James Garton

Email: james@missionnewenergy.com